

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Peter Anevski
Chief Executive Officer
Progyny, Inc.
1359 Broadway, 2nd Floor
New York, New York 10018

> **Re: Progyny, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2024**
> **File No. 001-39100**

Dear Peter Anevski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance

cc: Rita Patel, Esq.